Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

September 30, 2008

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended September 30, 2008.

Anglo Swiss Resources Inc.

(an exploration stage company)
Balance Sheets (unaudited)
As at September 30, 2008 and December 31, 2007

(expressed in Canadian dollars)

	September 30, 2008 $	December 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	535,008	4,151,934
Accounts receivable and subscriptions receivable	237,535	207,983
Prepaid expenses	115,558	4,240
	888,101	4,364,157
Reclamation bond	25,800	20,800
Property, plant and equipment	796,964	746,219
Mineral properties (note 3)	6,880,321	4,586,447
	8,591,186	9,717,623
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	235,915	535,179
Future income tax liability	664,384	-
Shareholders' Equity		
Capital stock (note 4)		
Authorized		
500,000,000 common shares without par value		
400,000,000 preferred shares without par value		
Issued		
102,462,837 (2007 - 100,422,837 common shares)	18,487,447	18,866,832
Options (note 4)	1,550,780	1,124,470
Warrants (note 4)	768,541	768,541
Contributed surplus (note 4)	401,007	401,007
Deficit	(13,516,888)	(11,978,406)
	7,690,887	9,182,444
	8,591,186	9,717,623

Going concern and nature of operations (note 1)

The attached notes form an integral part of the financial statements
Approved by the directors:

"Leroy Wolbaum", Director   "Greg Pendura", Director

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Loss and Deficit (unaudited)
For the periods ended September 30, 2008 and 2007

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2008 $	3 Months Ended Sept 30, 2007 $	9 Months Ended Sept 30, 2008 $	9 Months Ended Sept 30, 2007 $
Expenses				
Interest and other income	(35,462)	(3,698)	(65,534)	(5,723)
Administrative	14,772	59,168	108,778	75,562
Consulting fees	54,400	15,000	187,400	45,000
Depreciation	51,996	769	143,815	2,449
Filing fees	1,957	12,128	21,123	29,434
General exploration	123,237	3,054	183,170	6,751
Interest and service charges	1,799	1,942	6,832	5,051
Professional fees	7,496	64,504	34,286	139,378
Shareholders' information	86,902	31,334	428,318	59,104
Stock-based compensation	177,006	109,250	426,310	215,451
Transfer agent fees	6,692	4,091	15,825	10,379
Travel and promotion	15,115	9,228	48,159	10,878
Write-down of mineral properties	-	-	-	-
Loss before income taxes	505,910	306,770	1,538,482	593,714
Income tax recovery – future income taxes	-	-	-	-
Loss for the period	505,910	306,770	1,538,482	593,714
Deficit - Beginning of year	13,010,978	9,936,560	11,978,406	9,649,616
Deficit - End of period	13,516,888	10,243,330	13,516,888	10,243,330
Weighted average number of shares outstanding	98,749,857	73,013,647	98,749,857	73,013,647
Basic and diluted loss per share	0.00	0.00	0.02	0.01

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Cash Flows (unaudited)
For the periods ended September 30, 2008 and 2007

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2008 $	3 Months Ended Sept 30, 2007 $	9 Months Ended Sept 30, 2008 $	9 Months Ended Sept 30, 2007 $
Cash flows used in operating activities				
Loss for the year	(505,910)	(306,770)	(1,538,482)	(593,714)
Items not affecting cash				
Depreciation	51,996	769	143,815	2,449
Write-down of mineral properties	-	-	-	-
Stock-based compensation	177,003	109,250	426,310	215,451
Income tax recovery	-	-	-	-
Changes in non-cash working capital				
Accounts receivable	(71,338)	(25,905)	(29,552)	(9,997)
Prepaid expenses	18,996	(14,907)	(111,318)	(13,722)
Accounts payable and accrued liabilities	(114,924)	(41,900)	(299,265)	(70,292)
	(444,177)	(279,463)	(1,408,492)	(469,825)
Cash flows from financing activities				
Proceeds from issuance of private placement and options	90,000	1,300,000	285,000	1,800,000
Share issue cost	-	-	-	-
	90,000	1,300,000	285,000	1,800,000
Cash flows used in investing activities				
Purchase of equipment	(26,314)	-	(194,560)	(754,622)
Funds on deposit	(5,000)	-	(5,000)	-
Mineral property acquisition	(40,000)	(484,136)	(40,000)	-
Mineral property (cost) recoveries	(1,029,239)	-	(2,253,874)	-
	(1,100,553)	(484,136)	(2,493,434)	(754,622)
Increase in cash and cash equivalents	(1,454,730)	536,401	(3,616,926)	575,553
Cash and cash equivalents - Beginning of year	1,989,738	104,023	4,151,934	64,871
Cash and cash equivalents - End of year	535,008	640,424	535,008	640,424
Supplemental disclosure of non cash Investing and financing activities				
Shares issued for mineral properties	-	-	-	-
Shares issued for agent issue costs	-	-	-	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

 (expressed in Canadian dollars)

1 Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of its gold, diamond and gemstone properties in Canada. The Company has not determined whether these properties contain ore reserves that are economically recoverable. The ability of Company to recover the costs it has incurred to date on these properties is dependant upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the properties. The Company is in the development stage with no source of operating revenue and is dependant upon equity financing to maintain its current operations.

At September 30, 2008, the company has working capital of $652,186. As is typical for a development stage company, the company has incurred losses in the current and prior periods resulting in an accumulated deficit of $13,516,888. The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due. Accordingly, there is some doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

2 Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements for Anglo Swiss Resources Inc. have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements. These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's financial statements for the year ended December 31, 2007.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

2 Significant accounting policies continued.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted the following three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(i) Capital Disclosures (Section 1535)

CICA Handbook Section 1535 requires the disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder's equity. The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets. There were no changes to in the Company's capital management approach during the nine months ended September 30, 2008. The Company is not currently subject to externally imposed capital requirements.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

CICA Handbook Sections 3862 and 3863 replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The Company's financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments. Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income. Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

2   Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company's credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at September 30, 2008, the Company's financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank. The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

(b)   Market risk: interest rate risk

The Company is exposed to interest rate risk on its cash, cash equivalents and short-term investments, but is not exposed to any interest rate risk on outstanding borrowing as there are none at September 30, 2008.

(c)   Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements. The Company maintains cash and short-term investments which are available on demand for this purpose.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

3   Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville			
Balance - December 31, 2007	1,377,476	481,162	1,858,638
Expenditures	-	2,122,122	2,122,122
Balance – September 30, 2008	1,377,476	2,603,284	3,980,760
Blu Starr			
Balance - December 31, 2007	812,306	570,623	1,382,929
Expenditures	-	66,825	66,825
Balance – September 30, 2008	812,306	637,448	1,449,754
McAllister			
Balance - December 31, 2007	-	7,967	7,967
Expenditures	-	600	600
Balance – September 30, 2008	-	8,567	8,567
New Shoshoni Claims			
Balance - December 31, 2007	134,000	1,065,413	1,199,413
Acquisition costs	40,000	-	40,000
Expenditures	-	54,023	54,023
Balance – September 30, 2008	174,000	1,119,436	1,293,436
Group of Four Claims			
Balance - December 31, 2007	137,500	-	137,500
Expenditures	-	10,304	10,304
Balance – September 30, 2008	137,500	10,304	147,804
Total mineral properties - December 31, 2007	2,461,282	2,125,165	4,586,447
Total mineral properties – September 30, 2008	2,501,282	4,379,039	6,880,321

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

4   Capital stock

Common shares issued and outstanding

	Common shares	Amount $
Balance - December 31, 2007	100,422,837	18,866,831
Capital stock issued		
Shares issued for property	-	-
Shares issued for cash	1,175,000	134,000
Warrants	865,000	151,000
Income tax effect - renounced flow through expenditures	-	(664,384)
Balance – September 30, 2008	102,462,837	18,487,447

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $
Balance - December 31, 2007	1,124,470	768,541	401,007
Stock based compensation	426,310	-	-
Balance – September 30, 2008	1,550,780	768,541	401,007

Options

The company has a fixed stock option plan which was amended in June 2008 to allow a greater number of options. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 20,250,000 common shares (previously 14,850,000). Options may be issued under the stock option plan at the sole discretion of the company's board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company's board of directors, provided that the exercise price is no less than either the average high and low price of the company's common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company's common shares on the day the options are granted.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

 (expressed in Canadian dollars)

4   Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	5,655,000	$0.25
Exercised	(1,175,000)	$0.10
Expired	-	-
Options outstanding – September 30, 2008	18,855,000	$0.11
Options exercisable – September 30, 2008	13,502,500	$0.12

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2008	2007
Expected dividend yield	Nil	nil
Average risk-free interest rate	3.40%	3.75%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

Warrants

	Expiry Date	Exercise Price	Amount
Warrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(865,000)
Warrants outstanding – September 30, 2008		$0.43	12,966,512

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

5   Related party transactions

a)   Included in accounts payable and accrued liabilities is $52,015 (2007 - $130,197) due to directors and organizations controlled by directors, and $15,795 (2007 - $139,854) due to a law firm in which an officer of the company is a partner.

b)   The company incurred consulting fees of $162,400 (2007 - $45,000) for management services provided by directors or officers or organizations controlled by such parties.

c)   The Company incurred fees of $108,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

6   Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp ("GSR") that duplicates the relief sought in the original claim dated December 27, 2006. The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007. There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes both claims to be without merit and are meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253. Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA. The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees' alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property. Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
For the nine months ended September 30, 2008

(expressed in Canadian dollars)

7   Subsequent event

Anglo Swiss Resources Inc. has further extended the expiration date related to 2.5 million warrants issued in a private placement completed on April 30, 2007 originally extended to October 31, 2008. The new warrant expiration date will be amended to April 30, 2009. The exercise price remains unchanged.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.

Interim Management's Discussion and Analysis

Nine Month Period Ended September 30, 2008

DATED November 28, 2008

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol "ASW". The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol "ASWRF" and effective February of 2004 quoted on the Berlin Exchange in Germany under the trading symbol "AMO".

Anglo Swiss is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. The Company does not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended March 31, 2008, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property (metals) and the Fry Inlet property (diamonds).

This MD&A is dated November 28, 2008 and discloses specified information up to that date. Anglo Swiss is classified as a "venture issuer" for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2007 and related notes attached thereto (the "2007 Financial Statements"). Throughout this report we refer from time to time to "Anglo Swiss", the "Company", "we", "us", "our", or "its". All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the "Cautionary Statement" at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Kenville Mine Property (100% Owned)

***The Kenville Property* continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.**

This property is very advanced; from the underground infrastructure to the surface facilities, mill building, mine manager office, worker's dry, assay laboratory, maintenance and repair shop and the mine manager's residence. The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

Surface Facilities

The Company has taken delivery and initiated installation of mineral processing equipment for its 100-per-cent-owned Kenville Gold mine and milling property, located near the city of Nelson in south eastern British Columbia.

The newly purchased crushing and milling equipment consists of:

- Two ball mills with drives;
- A classifier;
- Three flotation units containing four cells each.

The equipment complements the existing underground and surface facilities at the Kenville Gold mine property. Upon installation of the equipment, Anglo Swiss will enter into a pilot production program while continuing its exploration programs and gathering further geotechnical information

The Company has completed the rehabilitation of the main mine haulage system at its 100-per-cent-owned Kenville Gold mine property near Nelson, B.C. This major historical production level, known as the 257 level, is the lower of two levels and is now entirely operational with the extensive main drifts track repair complete. The Kenville Gold mine has approximately 6,000 metres (four miles) of tunnel and production areas.

Included in the Kenville Gold mine rehabilitation is the reconstruction of the main mine portal, installation and activation of the rail, the compressed air systems, and the installation of the mine ventilation system throughout the entire 257 level.

The 257-level haulage system has also been extended to surface for the transportation of existing loose mineralized quartz vein material to the recently rebuilt mill building for processing; the mill building itself is very near completion with installation of the newly purchased gold recovery equipment continuing.

This is an exciting milestone for the company as we advance the Kenville Gold mine property towards our goal of re-establishing production. The initial plant feed will be from the 257 level which has extensive tonnage of broken mineralized quartz materials from previous workings in the existing underground production areas. Once this material is processed, mining will then commence on the visible mineralized mine veins.

This equipment, with the existing infrastructure, will allow material bearing gold and other known metals from the underground bulk sample program to be processed on site. The existing underground system contains extensive ore stopes and old vein areas readily available for processing.

Exploration

The Kenville property has undergone the most extensive exploration program in many decades in 2008. The Company has completed the 2008 surface drill program consisting of over 14,000 meters and assays received to date have been very encouraging.

Initial assay results from multiple high-grade gold and silver intercepts in several newly discovered mineralized quartz veins have been traced for at least 700 metres through the western side of the Kenville mine property.

Assay highlights of five mineralized quartz vein intercepts from multiple high-grade intervals from the first 28 drill holes (totalling 8,530 metres) include:

- 205.0 grams per tonne (g/t) gold over 0.3 metre with 182.0 g/t silver and 0.52 per cent copper in hole AK08-15;
- 115.0 g/t gold over 0.25 metre with 82.2 g/t silver and 1.61 per cent copper in hole AK08-17;
- 44.7 g/t gold over 0.5 metre with 90.3 g/t silver and 0.26 per cent copper in hole AK08-07;
- 29.2 g/t gold over 0.32 metre with 54.3 g/t silver and 1.05 per cent copper in hole AK08-18;
- 10.07 g/t gold over 1.22 metres with 8.43 g/t silver in hole AK08-24.

Geological interpretation has also recognized a fracture or shear zone that approximately parallels the trend of the high-grade quartz veins and like the quartz vein system, can be traced for approximately 700 metres, throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 to 10.0 metres, containing copper grades from 0.49 per cent to 1.53 per cent copper (plus/minus silver, molybdenum and gold).

Five different drill hole intersections throughout the length of the shear zone resulted in an average copper grade of 0.94 per cent copper. Further details of this mineralized fracture zone as well as related widespread disseminated or porphyry-style copper mineralization is summarized below:

Assay highlights of five copper (+/- silver, molybdenum and gold) intercepts of the **700 meter** fracture of shear zone from the first 28 drill holes (totalling 8530 meters) include:

Hole No.	From	To	Interval (m)	Cu %	Ag (g/t)	Mo %	Au (g/t)
AK08-03	49.9	51.0	**1.1**	**0.99**	**10.0**		
AK08-05*	112.76	118.55	**5.75**	**1.53**	**30.93**	**0.046**	**0.595**
AK08-10	47.95	48.7	**0.75**	**5.79**	**48.3**		**2.18**
AK08-15*	177.2	184.6	**7.4**	**0.395**	**5.28**		**0.18**
AK08-25	194.16	194.5	**0.35**	**2.71**	36.1		**5.89**
AK08-26*	334.36	339.39	**5.03**	**1.09**			**0.41**
* well defined shear zone							

The Company has also commenced operations of its quarry operations through its wholly owned subsidiary "Kenville Sand & Gravel Inc." Exploration is continuing on the aggregate resource on the Company's crown granted claims with a 43-101 resource report expected upon the completion of the exploration program.

Legal Status Kenville

This property was subject to an Option Joint Venture Agreement ("OJVA") that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they alleged to have completed the required expenditures of $700,000 as required under the OJVA.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved.

Anglo Swiss Resources Inc. filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the "Optionees" with respect to the Option Joint Venture Agreement ("OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Northwest Territories Fry Inlet Property (Optioned)

<u>Fry Inlet Diamond Property</u> the Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The 2007 geophysics program generated 39 magnetic and 34 electromagnetic anomalies for drilling and a significantly diamondiferous kimberlite was confirmed to date. MPH Consulting Ltd. interpreted the 2006 Fugro airborne survey data earlier that year and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program will test this year.

Aurora's program was based on a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Aurora mobilized a six-man crew to conduct this project. Standard gridding was completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic surveys was completed using non-differential GPS navigation and control.

Anglo Swiss' technical staff reviewed MPH's recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora was again interpreted by MPH Consulting to assist Anglo's technical staff in selecting the order and priority of additional drill targets within the cluster.

In August of 2007 the drill program was initiated. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totalling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totalling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

DIAMOND DISTRIBUTION IN CIM SQUARE MESH SIEVE CLASSES (MM)

Combined weight(kg)	0.106 sieve	0.15 sieve	0.212 sieve	0.3 sieve	0.425 sieve	0.6 sieve	Total
58		7	9	1			17

Note: Thirteen additional microdiamonds passed through a 0.106-millimetre square mesh sieve for a total diamond count of 30 microdiamonds. In total, 17 diamonds greater than 0.106 mm have been recovered, which equates to 293 diamonds (more than 0.106 mm) per tonne of kimberlite.

The drill program tested geophysical targets as well as to confirm the location and nature of the previously discovered LI-201 kimberlite. Due to continuing mechanical problems throughout the drill program, and with the onset of winter conditions, the drilling program was considerably reduced from its originally intended 1,500-metre program.

The results obtained from the latest study confirm the diamondiferous nature of the LI-201 kimberlite. The company has conducted airborne geophysics over the body and believes that potential exists for additional phases of kimberlite beyond the area of the current drill intersections. Additional work on the compositions of the indicator mineral recovered and analyzed by C.F. Minerals from LI-201 is currently being carried out by Mineral Services Canada Inc. of North Vancouver, B.C. Mineral Services Canada Inc. will be retained to carry out interpretive studies pertaining to future diamond exploration programs by Anglo Swiss.

With only four drill holes that have intersected the LI-201 kimberlite (two by Kennecott and two by Anglo Swiss) over a small area (50 m by 75 m), the overall size and nature of the kimberlite zone requires further evaluation and testing. Anglo Swiss is in the third year of a five-year option agreement with New Shoshoni Ventures Ltd. that allows Anglo Swiss to earn up to a 60-per-cent interest in the Fry Inlet property be incurring $6.2-million in exploration expenditures.

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

Group of Five Diamond Claims (100% Owned)
On January 19, 2006 the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares within the Lac de Gras area in the Northwest Territories.
The vendor of these claims neglected to transfer the AFR 6 & 7 claims to the Company under the terms of the acquisition agreement and subsequently the claims lapsed. A transfer agreement dated April 20, 2007 replaced the two lost claims at the vendor's expense to the Company with three new claims, the UL 3, 4, and 5 claims. These claims totalled 7,746 acres and are contiguous to the UL 1&2. Exploration consisting of ground and airborne geophysics is planned for 2009. Ground and airborne geophysics are being designed and budgeted for 2009.
Results of Operations – Nine Months Ended September 30, 2008
Operations
At September 30, 2008 the Kenville Mine property is carried at $3,980,760 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $796,964 for a total of $4,777,724 a significant improvement from the year ended December 31, 2007 of $2,604,857. This is a direct result of the capital improvements incurred on the surface facilities and the extensive exploration programs during the first nine months of 2008.
The Blu Starr and the McAllister properties are at the grass roots exploration stage and are carried at $1,449,754 and $8,567 respectively at September 30, 2008. Limited exploration was incurred on both of these properties in 2008 and assessments reports are currently being written at the time of this report.
The Fry Inlet property incurred $50,943 in expenditures through the nine month period as the Company has filed its assessment report for the 2006/2007 explorations seasons earlier in 2008. The Company has expended $1,290,356 to-date on this property, towards an option joint venture

agreement with New Shoshoni Ventures which requires a total of $3,000,000 incurred by July of 2010.

The Company was required to expend $800,000 in exploration expenditures by July of 2008, which by mutual agreement has been extended to July of 2010. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed all the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at September 30, 2008 were $535,008 compared to $4,151,934 at December 31, 2007 and $640,424 at September 30, 2007. The Company completed four private placements in 2007 raising over $6 million. The Company has expended 90% of its cash resources in the first 9 months of 2008 due to the extensive exploration activity and the capital costs attributed to the rehabilitation of the mill and plant infrastructure.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss' interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	Net Loss	Basic and Diluted Loss per Share
3rd. Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.005)
2nd. Quarter 2008	$8,945,015	$5,811,083	$1,939,647	NIL	($1,032,573)	(0.01)
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.005)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)
3rd Quarter 2007	$6,787,838	$5,077,267	$185,493	NIL	($306,770)	(0.00)
2nd Quarter 2007	$5,727,258	$4,593,131	($433,621)	NIL	($185,929)	(0.00)
1st Quarter 2007	$5,391,301	$4,525,154	($543,669)	NIL	($101,015)	(0.00)
4th Quarter 2006	$5,436,393	$4,323,394	($455,069)	NIL	($225,487)	(0.0025)

Q3 Ended September 30, 2007

During the quarter ended September 30, 2008, Anglo Swiss sustained a loss of $505,910; the loss for the similar period of 2007 was $306,770. The expenses incurred in the third quarter of 2008 saw some significant increases as the Company was more active in its operations and exploration activities.

Significant increases were incurred in Travel and Promotion which were higher at $15,115 ($9,228 in Q3-2007) as the Company attended investor trade shows for the first time in many years. Shareholder Information was also increased to $86,902 in this third quarter compared to $31,334 for the similar quarter of 2007. General exploration expenses of $123,237 were incurred on the Blu Starr and McAllister properties in 2008 (Q3-2007 - $3,054) with results pending. Consulting fees were also increased to $54,000 in this quarter compared to $15,000 in Q3-2007 as the Company entered into management employment contracts with its senior executives in 2008.

Administrative fees saw a decrease to $14,772 for the third quarter of 2008 ($59,168 due to one-time tax charge of approximately $40,000 incurred in the third quarter of 2007). Filing fees as well decreased this quarter to $1,957 compared to $12,128 during the similar period in 2007 due to the

costs associated with the private placement closed in August, nil for the same period in 2008. This also affected the costs incurred for Professional fees that were reduced to $7,496 for the 3rd quarter of 2008 compared to $64,504 in 2007.
Non-cash related items included Stock-based compensation in Q3 of 2008 of $177,006 (Q3-2007 of $109,250) and further depreciation of $51,996 in this period (Q3-2007 - $769) of the plant and equipment at the Kenville Mine site which is now subject to depreciation as it has commenced production of crushing the waste rock dumps into aggregate for sale to the local community. Transfer agent fees were slightly higher in Q3 2008 to $6,692 compared to $4,091 in Q3 2007. Administrative consists of general administrative expenses attributed to the day to day operation of the public side of the business, items such as rent, phone/internet, hydro and all day to day office expenses with the exception of any extraordinary events.
The total expenses (excluding non-cash charges) for the three month period ending September 30, 2008 were $276,908 compared to $197,520 for the same period in 2007 excluding stock based compensation and depreciation of the Kenville Mill equipment.

The Company also recorded $664,384 for potential future income tax liability related to the renunciation of exploration expenditures from a flow through share offering in 2007. The Company believes it will not be exposed to this possibility as it has incurred the required qualifying exploration expenditures in 2008.

Liquidity

In management's view given the nature of the Company's activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company's mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely. The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

The Company has existing working capital of $652,186 at September 30, 2008 ($640,424 at September 30, 2007) and will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of approximately $1,800,000 from the New Shoshoni Option and Joint Venture Agreement due by July of 2010. The other claims held in the NWT will also require work expenditures during fiscal 2009. There are approximately 32,000 acres requiring $2 per acre per year in exploration expenditures to retain in good standing.

Capital Resources

At September 30, 2008 Anglo Swiss had paid up capital of $18,487,447, representing 102,462,837 common shares without par value, and a deficit of $13,516,888 resulting in a shareholder's equity (or net assets) of $7,690,887 (December 31, 2007 - $9,182,444). Anglo Swiss has working capital of $652,186 at September 30, 2008.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company has at September 30, 2008 – 18,855,000 options granted at $0.10 to $0.44 per share to directors, officers and consultants that expire at various dates from February 2009 to June of 2013. At September 30, 2008 there were 13,502,500 exercisable.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss' general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for September 30, 2008 and the audited year end statements at December 31, 2007 both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss' authorized capital is 500,000,000 common shares without par value. As at September 30, 2008 there are 102,462,837 shares issued and outstanding. As at September 30, 2008 the following options and share purchase warrants are outstanding:

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	5,655,000	$0.25
Exercised	(1,175,000)	$0.10
Expired	-	-
Options outstanding – September 30, 2008	18,855,000	$0.11
Options exercisable – September 30, 2008	13,502,500	$0.12

Warrants

	Expiry Date	Exercise Price	Amount
Warrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(865,000)
Warrants outstanding – September 30, 2008		$0.43	12,966,512

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives
.

Transaction with Related Parties

a) Included in accounts payable and accrued liabilities is $52,015 (2007 - $130,197) due to directors and organizations controlled by directors, and $15,795 (2007 - $139,854) due to a law firm in which an officer of the company is a partner.

b) The company incurred consulting fees of $162,400 (2007 - $45,000) for management services provided by directors or officers or organizations controlled by such parties.

c) The Company incurred fees of $108,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of September 30, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to September 30, 2008

Anglo Swiss Resources Inc. has further extended the expiration date related to 2.5 million warrants issued in a private placement completed on April 30, 2007 originally extended to October 31, 2008. The new warrant expiration date will be amended to April 30, 2009. The exercise price remains unchanged.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted the following three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(i) Capital Disclosures (Section 1535)

CICA Handbook Section 1535 requires the disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder's equity. The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets. There were no changes to in the Company's capital management approach during the nine months ended September 30, 2008. The Company is not currently subject to externally imposed capital requirements.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

CICA Handbook Sections 3862 and 3863 replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The Company's financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments. Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income. Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada. Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED November 28, 2008
"LEN DANARD"
Len Danard, President & CEO

Cautionary Statement- Forward-Looking Information

This quarterly management discussion and analysis ("Quarterly MD&A") contains forward-looking statements and information relating to Anglo Swiss Resources Inc. ("Anglo Swiss" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.
This Quarterly MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss' exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements. Important factors are identified in this Quarterly MD&A.